Agricore United™

03 OCT 21 7:21

03032762

October 16, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Further to our filing of October 9, 2003, please find enclosed the following additional information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Material Change Report

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

dlw 10/28

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

MATERIAL CHANGE REPORT

SEC File No. 82-34725

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 73 of the *Securities Act* (Quebec)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

United Grain Growers Limited, carrying on business as Agricore United ("Agricore United"). The principal office of Agricore United is located at 201 Portage Avenue, 28th Floor, TD Centre, Winnipeg, Manitoba R3C 3A7.

ITEM 2: DATE OF MATERIAL CHANGE

October 9, 2003

ITEM 3: PRESS RELEASE

Press releases were issued on October 9, 2003. A copy of those press releases are attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

Agricore United has completed the previously announced sale of the assets of its Farm Business Communications ("FBC") division to Vancouver based Glacier Ventures International Corp. ("Glacier") effective September 30, 2003. Glacier also assumed certain liabilities, most notably prepaid subscriptions, as part of the settlement of the sale price.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

Agricore United has completed the previously announced sale of the assets of its FBC division to Glacier effective September 30, 2003. The FBC division publishes a number of farm business periodicals, including *Country Guide, Canola Guide, Grainews, The Manitoba Co-operator, Canadian Cattlemen* and other specialty publications. These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information. Glacier acquired the FBC publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. Glacier paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million (subject to adjustment based on the final closing balance sheet) in equal instalments over three years.

Agricore United separately contracted to continue purchasing advertising services from Glacier consistent, at a minimum, with advertising levels placed by the company with the FBC division in the past. Brian Hayward, the Chief Executive Officer of Agricore United, will also represent Agricore United on the board of Glacier for the next three years.

ITEM 6: RELIANCE ON SUBSECTION 75(3) OF THE ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

Not applicable

ITEM 7: OMITTED INFORMATION

Not applicable

ITEM 8: SENIOR OFFICER

For further information, contact Tom Kirk, Corporate Counsel and Corporate Secretary, at (204) 944-2214.

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba this 16th day of October, 2003.

UNITED GRAIN GROWERS LIMITED
carrying on business as Agricore United

By: [signature]

Tom Kirk
Corporate Counsel and Corporate Secretary

Agricore United

GLACIER VENTURES INTERNATIONAL CORP.

SEC File No. 82-34725

AGRICORE UNITED COMPLETES SALE OF FARM BUSINESS COMMUNICATIONS DIVISION

October 9, 2003 – WINNIPEG, MANITOBA – Agricore United announced today that it has completed the previously announced sale of the assets of its Farm Business Communications (FBC) division to Vancouver based Glacier Ventures International Corp. (Glacier) effective September 30, 2003.

Glacier acquired the FBC publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. Glacier paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million (subject to adjustment based on the final closing balance sheet) in equal instalments over three years.

"Farm Business Communications has always been a good fit for us," said Brian Hayward, Chief Executive Officer of Agricore United. "But it will be an even better fit for a communications focussed company like Glacier."

Hayward said he looks forward to the FBC publications continuing to play an important role in Agricore United's communications with its customers through both paid advertising and agricultural news coverage. Agricore United separately contracted to continue purchasing advertising services from Glacier consistent, at a minimum, with advertising levels placed by the company with the FBC division in the past.

Mr. Hayward will be appointed to the board of Glacier for the next three years.

The FBC division publishes a number of farm business periodicals, including *Country Guide, Canola Guide, Grainews, The Manitoba Co-operator, Canadian Cattlemen* and other specialty publications. These periodicals include farm business, technical, production and instructional editorial material, providing farmers with practical knowledge and information. Glacier President and Chief Executive Officer Jonathon Kennedy said it will be business as usual for the publications and the employees of the FBC division.

"Our goal is to continue to provide the quality and depth of essential information the FBC publications deliver to farmers and ranchers, and provide the highest level of service possible to the advertisers who seek to reach them", said Mr. Kennedy.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

Glacier Ventures International Corp. is an information communications company focused on expanding across North America through both internal growth and the strategic acquisition of information communications companies that provide essential information and related services to business, professional, and other markets through print, electronic and online media. Glacier's shares are publicly traded on the Toronto Stock Exchange under the symbol "GVC".

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FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathon Kennedy
President & CEO
Glacier Ventures International Corp.
(604) 872-8565

or

David Carefoot
Vice-President
Corporate Finance & Investor Relations
Agricore United
(204) 944-5651

Agricore United

AGRICORE UNITED REPORTS GAIN FROM SALE OF ITS FARM BUSINESS COMMUNICATIONS DIVISION

October 9, 2003 – WINNIPEG, MANITOBA – Agricore United announced earlier today that it had completed the sale of the assets of its Farm Business Communications (FBC) division to Vancouver based Glacier Ventures International Corp. (Glacier).

The total sale price consisting of $14.4 million in cash and the assumption of approximately $1.6 million of net liabilities will result in a gain on sale before taxes of about $15.7 million for Agricore United's quarter and fiscal year ending October 31, 2003. The gain is expected to increase Agricore United's after-tax earnings by about $0.26 per share for the fiscal year ended October 31, 2003.

Agricore United is one of Canada's leading agri-businesses. The prairie-based company is diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial markets. Agricore United's shares are publicly traded on the Toronto Stock Exchange under the symbol "AU".

Certain statements in this press release may constitute forward-looking statements. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the the Company's expectations and projections is subject to a number of risks and uncertainties. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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FOR FURTHER INFORMATION PLEASE CONTACT:

David Carefoot
Vice-President
Corporate Finance & Investor Relations
(204) 944-5651